

VIA FACSIMILE AND U.S. MAIL

May 12, 2009

D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039

> **RE: Fluor Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement filed on March 13, 2009**
> **File No. 1-16129**

Dear Mr. Steuert:

We have reviewed your April 30, 2009 letter and have the following comment. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on March 13, 2009

Annual Incentive Program, page 22

1. We note your response to comments 2 and 4 in our letter dated April 16, 2009. In future filings please clarify how you calculated the annual incentive for each executive officer by disclosing the formula used (e.g., $1,232,270 salary multiplied by 125%, multiplied by 200%). See Item 402(b)(1)(v) of Regulation S-K. Also, if individual performance was a significant factor in determining compensation, please identify in future filings the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. See Item 402(b)(2)(vii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters.

Sincerely,

Pamela A. Long
Assistant Director